The Real Brokerage Inc. Acquires Certain Business Assets of RealtyCrunch Inc.

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The Real Brokerage Inc.

Jan 11, 2021, 07:30 ET

TORONTO and NEW YORK, Jan. 11, 2021 /PRNewswire/ -- The Real Brokerage Inc. (Real) (TSXV: REAX) (OTCQX: REAXF) announced today that it has completed the acquisition of the business assets and intellectual property of RealtyCrunch Inc.

RealtyCrunch is a collaboration web and mobile app for home buyers and real estate agents. Launched in September 2020, it has already attracted over 2,000 real estate agents in the US who use it to streamline communication and document signing with their clients.

Pritesh Damani, the founder and CEO of RealtyCrunch and additional RealtyCrunch employees have joined Real as part of the acquisition. Pritesh has assumed the role of chief product officer with Real's wholly-owned subsidiary, Real Broker LLC, to continue his journey in real estate product innovation.

We have a united vision of using smart technology to reduce complexity and increase flexibility for real estate agents.

"I was impressed by the rapid development and adoption of the RealtyCrunch product, and I am thrilled to welcome Pritesh and his team to Real," said Tamir Poleg, co-founder and CEO of Real. "Together we will shape the future of the real estate brokerage industry with transformational software tools for Real's agents and their clients."

"Real has made enormous strides in 2020. We are excited to build the brokerage of the future together," said Damani. "We have a united vision of using smart technology to reduce complexity and increase flexibility for real estate agents and their clients. I believe this will be a hugely beneficial combination for Real's agents and the real estate brokerage industry."

The transaction was satisfied in cash for an aggregate purchase price of US $1,100,000 plus 184,275 common share purchase warrants of Real. Each Real warrant is exercisable into one common share of Real at a price of Cdn $1.36 for a period of four years from the closing date.

Pritesh Damani was granted 2,130,773 stock options of Real pursuant to Real's stock option plan at a price of $1.11 for a ten year term. The options granted to Damani are subject to a four year vesting period.

Separately, Real has granted an aggregate of 4,000 restricted share units (each, an "RSU") to certain senior officers. The RSUs were awarded based on the closing price of Real's common shares on January 4, 2021 and will vest in their entirety on January 5, 2024.

About Real

Real ( www.joinreal.com ) is a technology-powered real estate brokerage in 22 U.S. states and the District of Columbia. Real is on a mission to make agents' lives better, creating financial opportunities for agents through higher commission splits, best-in-class technology, revenue sharing and equity incentives.

Contact Information:

For more details, please contact:
The Real Brokerage Inc.

Lynda Radosevich
lynda@joinreal.com
917-922-7020

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities of the Company will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act, and may not be offered or sold within the United States or to, or for the account or benefit of U.S. persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act)

Forward-looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward- looking information in this press release includes, without limiting the foregoing, financial and business prospects, as well as statements regarding Real's future plans, objectives or economic performance.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release, and the OTCQX has neither approved nor disapproved the contents of this press release.

SOURCE The Real Brokerage Inc.

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